# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 22nd Century Group, Inc., CIK 0001347858
CUSIP: 90137F707
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 321 Farmington Road, Mocksville, North Carolina (NC), 27028
Date of event which requires filing of this statement: 08/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001619259

## Reporting persons
- SCHECHTER JONATHAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 35,628; shared voting power 35,628; sole dispositive power 35,628; shared dispositive power 35,628; aggregate amount beneficially owned 71,256 (9.9% of the class)
  Comment: (1) Based on 713,994 shares of Common Stock of the Issuer outstanding as verified with the Issuer on August 19, 2026.

## Item 1. Issuer
Name of issuer: 22nd Century Group, Inc.
Address of issuer's principal executive offices: 321 Farmington Road, Mocksville, NORTH CAROLINA, 27028.

## Item 2. Person Filing
Name of person filing: Jonathan Schechter
Address of principal business office or, if none, residence: 135 Sycamore Drive Roslyn, NY 11576
Citizenship: Jonathan Schechter is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SCHECHTER JONATHAN: /s/ Jonathan Schechter, Jonathan Schechter (08/20/2026)